January 15, 2013
Filed Pursuant to Rule 433
Registration Statement No. 333-184364


Developing Significant Oil & Gas Assets

CIRCLESTAR
ENERGY

Circle Star Energy Corp. (OTCQB:CRCL)
Investor Presentation – January 2013

Notice to Investors

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at wwww.sec.gov. Alternatively, the issuer or any agent participating in the offering will arrange to send you the prospectus if you request it by calling (212)-409-2400 at 520 Madison Avenue, 9th Floor, New York, NY 10022.

Disclaimer / Forward Looking Statements

CIRCLESTAR ENERGY

SUMMARY: The material presented is a presentation of general background information about Circle Star Energy Corp. ("CRCL") as of the date of this document. This information is in summary form and does not purport to be complete. This document (and/or attachments to this document) is not intended to be relied upon as advice to existing or potential investors.

FORWARD-LOOKING STATEMENTS: This document (including the financial projections and any subsequent questions and answers) contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties, certain assumptions and factors relating to the operations and business environment of CRCL that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements. Such forward looking statements include costs related to drilling in the Mississippian Lime, the ability to use and obtain the benefits of vertical wells, how funds would be used if production increases, and the use of proceeds from financial activities.

RESERVE AND RESOURCE DISCLOSURE: Securities and Exchange Commission ("SEC") rules prohibit a publicly-reporting oil and gas company from including oil and gas resource estimates in its filings with the SEC, except proved, probable and possible reserves that meet the SEC's definition of such terms. Estimates of non-proved and non-probable reserves included herein are not based on SEC definitions and guidelines and may not meet specific definitions of reserves or resource categories within the meaning of the SPE/SPEE/WPC Petroleum Resource Management System.

NO REPRESENTATIONS: The information in this document (and/or attachments to this document) is current as of the date indicated. That information is not complete, and the performance projections included herein have not been audited. These presentation materials do not contain certain material information concerning CRCL, including important disclosures and risk factors associated with making an investment in CRCL, and are subject to revision at any time. CRCL does not undertake any obligation to inform you of any changes in circumstances that may affect, in the future, the accuracy of the information set forth herein. Although CRCL believes that the expectations and assumptions reflected in this document and the forward-looking statements are reasonable based upon information currently available to CRCL, and their respective principals, employees, agents and authorized representatives, none of CRCL, or their respective principals, employees, agents or authorized representatives makes any warranty or representation, whether express or implied, or assumes any legal liability for the accuracy, completeness or usefulness of any information disclosed. CRCL nor any of its respective principals, employees, agents or authorized representatives accepts any responsibility or liability whatsoever caused by any action taken in reliance upon this document and/or its attachments.

- Company Overview
- Management Team
- Overview of Asset Portfolio

Company Overview

CIRCLESTAR ENERGY

Circle Star Energy Corp. ("CRCL") is an oil and gas exploration and production company with assets in Texas and Kansas and looking to expand into the Northwest Kansas region.

- Current portfolio includes minority stakes in oil producing assets in Texas and non-producing assets in Kansas.
- Currently evaluating several opportunities to acquire and develop properties near the Mississippian Lime formation (up to 70,000 additional acres).

Corporate Profile	
Headquarters:	Fort Worth, TX
Market Cap.(1)	$14.8 million
LTM Revenue(2)	$0.8 million
Auditor:	Hein & Associates LLP
SEC Counsel:	Dorsey & Whitney LLP
Petroleum Reserve Engineer:	LaRoche Petroleum Consultants

(1) As of January 11, 2013
(2) As of October 31, 2012

Recent Events	
June – July 2011	▪ CRCL acquires minority ownership in 52 gross wells of oil & gas in Texas from Jeffrey Johnson (High Plains Oil). ▪ Jeffrey Johnson appointed Non-Executive Chairman of CRCL
October 2011	▪ Jeffrey Johnson appointed CEO of CRCL
March – July 2012	▪ CRCL executes contracts for ~14,000 acres in NW Kansas
March – July 2012	▪ Significant addition to Board of Directors — Elmer Reed / Sam Smith *(see bios on page 7)*
June 2011 – Present	▪ Have raised over $9.5M through private financing transactions
November 2012	▪ Receive approval for Operator License in Kansas; Started permitting process to begin drilling in Northwest Kansas

CRCL management team are Oil & Gas industry veterans with a track record of successful ventures seeking to commercialize assets in Northwest Kansas.

Management Team

Jeffrey Johnson – Chairman & Chief Executive Officer

- Has over 22 years of experience in the oil and gas industry.

- Founder, Chairman and CEO of Cano Petroleum, Inc. (formerly NYSE MKT:CFW) from 2004-2011, an oil and gas E&P company focused on producing oil in the mid-continent region of the U.S.
  - Cano went public in 2004 initially as an OTC listed company with a market capitalization of approximately $15 million and net production of approximately three barrels of oil per day.
  - Cano was listed on the NYSE MKT exchange in 2005 and had a peak market capitalization of approximately $350 million and was producing 1,900 barrels of oil equivalent per day in 2008.

- Between 1993-2004, Mr. Johnson was the founder and CEO of several privately-held, Texas-based oil and gas companies including Scope Operating Company and Acumen Resources.
- Served as Vice President of Touchstone Capital, a company that raised capital for drilling programs for Chesapeake Energy Corporation (NYSE:CHK), when it was a privately-held company.
- Served as a member of the NYSE/Amex Listed Company Counsel, an advisory board consisting of senior executives of the Exchange's listed companies, for three years

Management Team – *(continued)*

Jonathan Pina – Chief Financial Officer

- Brings wide range of oil and gas finance and transaction experience, having advised public and private companies engaged in various exploration and production roles.
- Managing Partner and co-founder of Pimuro Capital Partners, a boutique financial advisory firm dedicated to publicly traded, emerging-growth companies in the Energy sector.
- Led the Energy group at Chiron Financial Advisors, an investment banking firm in Houston that provided merchant banking, capital raising, and advisory services to public and private Oil & Gas companies.
- Served in the Energy Investment Banking Group at Jefferies Inc. in the Houston office.
- Selected as the 2008 Emerging Businessman of the Year (Houston Hispanic Chamber of Commerce).
- Member of the Association of Corporate Growth, the Turnaround Management Association and the Houston Hispanic Chamber of Commerce.
- Bachelor of Arts from Rice University and MBA from Jesse H. Jones School of Management at Rice University.

Jayme Wollison – Vice President of Operations

- Has served in the oil and gas industry for the last 38 years with extensive drilling, water flood, well service, and facility experience in the Mid-Continent and Permian Basin regions of North America.
- From 1980 to 2004, he owned and operated several privately-held oil and gas production and services companies with production assets in Oklahoma and Kansas, where he successfully drilled and produced over 100 Mississippian wells.
- Founded Ladder Energy and Patriot Petroleum which were later sold to Cano Petroleum Inc. and to a private company, respectively.
- Founder and CEO of Stratford Well Services Company, a privately-held oilfield services company that provided drilling rig and roustabout services.

Management Team – *(continued)*

CIRCLESTAR ENERGY

Elmer Reed – Director

- Vice President, Executive Sales for Select Energy Services, a privately-held oil field services company with over $1 billion in revenue and provides services to more than 400 customers in every major U.S. and Canada shale play.
- Former Senior Sales Manager for BJ Services Company (formerly NYSE:BJS), a Texas-based oilfield services company, which was acquired by Baker Hughes Incorporated (NYSE:BHI) in 2009 for $5.5 billion.
- Served 28 years with Halliburton Energy Services of Halliburton Company (NYSE:HAL), where his last management role was of Business Development Manager and reported directly to the President.
- At Halliburton, Mr. Reed spent time overseeing projects throughout South America, Mexico, Russia, and Europe.

Morris Smith – Director

- Former CEO and Director of Woodbine Acquisition Corporation, a privately-held oil and natural gas company focused on the acquisition, development, and exploitation of crude oil and natural gas properties in Texas.
- Former CFO of Cano Petroleum, Inc. (formerly NYSE MKT:CFW).
- Served as CFO of Encore Acquisition (formerly NYSE:EAC), a company engaged in oil and natural gas acquisitions and development and acquired by Denbury Resources Inc. (NYSE:DNR) for $4.3 billion.
- Served as CFO for Union Pacific Resources Group (NYSE:UPR), an oil and gas company that was spun out of Union Pacific Corporation (NYSE:UNP) in 1995 and later merged with Andarko Petroleum Corporation (NYSE:APC) in 1999.
- Former Financial Controller for Union Pacific Corporation (NYSE:UNP), a railroad transportation company with 44,000 employees and covering 23 states across the western two-third of the U.S.
- B.B.A. in Accounting from McMurry University and Advanced Management Program from Harvard.

Thomas Richards – Director

- Managing Member of Tom M. Richards & Associates, a law firm servicing oil and gas companies focused on the mid-continent region.
- Managing Partner and Owner of Richard Cattle Company, a privately-held working ranch in West Texas.
- Served as Land and Lease Manager of Cano Petroleum, Inc. (formerly NYSE MKT:CFW).
- B.A. in Finance from Texas Tech University and Doctorate of Law from Baylor University.

Overview of Asset Portfolio

CIRCLESTAR ENERGY

CRCL's current portfolio is a solid base of assets to build from and has been producing revenue for the Company.

- Minority interests in producing wells throughout Texas; operated by blue-chip companies Apache Corp (NYSE:APA), Chesapeake Energy (NYSE:CHK) and others.
- Non-developed acreage in NW Kansas; located in highly attractive oil producing counties of Sheridan and Trego.

Project Name	Location	Gross Acres	Net Acres	% Developed	Gross Wells	Net Wells	Working Interest	Recovery Method[1]	Operators
JHE	Throughout Texas	65,394	200	30%	52	0.69	0.31%	Primary	• Apache Corp. (NYSE:APA) • Chesapeake Energy (NYSE:CHK) • CML Exploration • Leexus Oil & Gas • Woodbine Acquisition Corp.
Redfish	Permian Basin	1,280	41	100%	4	0.13	3.20%	Primary	
Jayhawk	Northwest Kansas	13,958	13,958	0%	-	-	100%	Primary	
	TOTAL	80,632	14,199	26%	56	0.82	70%		

Location of Assets[2]





Counties	Counties
Sheridan | Trego	Dimmitt | Zavala | Victoria | Grimes | Madison | Scurry | Glasscock

(1) Primary recovery is the process of producing oil that flows naturally to the bottom of a well due to gravity and natural pressure.
(2) As of January 11, 2013

- The Kansas Opportunity
  - Mississippian Lime Formation
  - CRCL Areas of Interest
  - Sub-Formation Plays
  - Vertical Wells vs. Horizontal Wells

Mississippian Lime Formation

CRCL is going to be focused on developing assets in areas near the Mississippian Lime formation, one of the most significant oil formations in the continental United States.

- More than 17 million acres in northern Oklahoma, western Kansas, and southern Nebraska.(1)



Major U.S. Shale Plays (Lower 48 States)
Bakken***
Williston Basin
Niobrara*
Heath**
Cody
Montana Thrust Belt
Powder River Basin
Gammon
Mowry
Big Horn Basin
Hilliard-Baxter-Mancos
Greater Green River Basin
Park Basin
Uinta Basin
Piceance Basin
Mancos
Hermosa
Paradox Basin
Lewis
San Juan Basin
Denver Basin
Pierre
Raton Basin
Forest City Basin
Cherokee Platform
Woodford
Anadarko Basin
Ardmore Basin
Palo Duro Basin
Bend
Fayetteville
Arkoma Basin
Barnett
Ft. Worth Basin
Permian Basin
Avalon/Bone Spring
Barnett-Woodford
Marfa Basin
Eagle Ford
Pearsall
Western Gulf
Haynesville-Bossier
TX-LA-MS Salt Basin
Tuscaloosa
Floyd-Neal
Black Warrior Basin
Chattanooga
Conasauga
Valley & Ridge Province
New Albany
Illinois Basin
Michigan Basin
Antrim
Appalachian Basin
Devonian (Ohio)
Marcellus
Utica
San Joaquin Basin
Monterey-Temblor
Monterey Santa Maria, Ventura, Los Angeles Basins

Mississippian Lime Formation

Source: U.S. Energy Information Administration

(1) Oil and Gas Journal "Mississippi Lime Play Sprawls Northward into Nebraska"

CRCL Areas of Interest

CIRCLESTAR ENERGY

CRCL has property in Trego County, KS and is looking to expand its footprint.

- 1,440 acres of non-producing assets in very attractive locations situated next to other producing oil wells.
- Opportunity to acquire a very large (up to 70,000 acres) position at low, market prices.

Circle Star in Trego County, Kansas



CRCL Acreage
Areas of Interest

Source: Company Internal Data

Sub-Formation Plays

Circle Star's initial exploitation strategy is focused first on drilling sub-formations *above the Mississippian Lime*, specifically the Lansing and Kansas City Group in the Upper Penn, while proving up future Mississippian horizontal locations.

- These formations are easier to reach and more cost effective to drill using vertical drilling techniques.

CRCL's Sub-Formation Play			
	Formation	Oil Filled Porosity	Sub-Formation Overview
Shawnee Group	Upper Penn		
Douglas Group			
Lansing Group			
Kansas City Group			
Marmaton Group			
Cherokee Group	Cherokee		
Various Groups	Mississippian Lime		Source: U.S. Energy Department

Vertical Wells vs. Horizontal Wells

The Company is also focused on drilling lower-cost vertical wells, versus the more expensive horizontal (fracking) wells to targets its shallower sub-formation plays.

- With the low costs of these shallow, vertical wells, CRCL can use the resulting cash flow to build additional acreage and then prove and develop the horizontal play *underneath* the Lansing and Kansas City reservoirs (Mississippian and Arbuckel).

CRCL Vertical Well Drilling Strategy	
1.	Drill and Produce from shallower Lansing / Kansas City formations
2.	Prove out Mississippian Reserves
3.	Prove out Arbuckle Reserves



0 ft
Lansing / Kansas City
Mississippian
Arbuckle
4,500 ft
Image Source: U.S. Energy Information Administration

- Financials – Income Statement / Balance Sheet
- Capitalization / Ownership Table

Financials – Income Statement / Balance Sheet

CIRCLESTAR ENERGY

INCOME STATEMENT	
In millions $USD	LTM as of Oct 31, 2012
Total Revenue	$0.8
Operating Income	($10.1)
Adjusted EBITDA[1]	($0.5)
Net Income / (Loss)	($12.4)

(1) Includes non-cash expense for stock based compensation of $5.1 million and $4.5 million for D&A and impairment of properties

BALANCE SHEET	
ASSETS *in millions $USD*	Oct 31, 2012
Current Assets	
Cash & Equivalents	$0.07
Accounts Receivable	0.12
Prepaid Exp.	0.01
Total Current Assets	$0.20
Fixed Assets	$4.32
Other Assets	$0.17
Total Assets	$4.69

LIABILITIES & EQUITY *in millions $USD*	Oct 31, 2012
Current Liabilities	
Accounts Payable	$0.63
Short Term Borrowings	0.02
Current Portion of LT Debt	2.55
Other Current Liabilities	0.37
Total Current Liabilities	$3.57
Long Term Debt	$1.32
Total Liabilities	$4.89
Total Equity	($0.20)
Total Liabilities & Equity	$4.69

Capitalization / Ownership Table

CIRCLESTAR ENERGY

OWNERSHIP TABLE as of January 11, 2013		
Holder Name	# of Beneficial Shares	% of Beneficial Shares
Officers & Directors		
Jeffrey Johnson (CEO)	1,000,000	2.4%
Jonathan Pina (CFO)	490,955	1.7%
Other Officers & Directors	-	-
Total Officers & Directors	1,490,955	3.6%
Public Float	40,813,616	96.4%
TOTAL Shares	**42,304,571**	**100.00%**

CAPITALIZATION TABLE as of January 11, 2013	
Description	# of Common Shares Equivalent
Common Shares Outstanding	**42,304,571**
Share Grants (Weighted Average Price N/A)	10,887,000[1]
Options (Weighted Average Price $0.50)	350,000
Warrants (Weighted Average Price $2.75)	250,000
Convertible Debt (Various)	3,444,444
Total Fully Diluted Shares Outstanding	57,276,015

(1) Restricted shares issuable to the CEO upon the achievement of performance based conditions (EBITDA targets, daily trading volume, and execution of a transaction in excess of $100 million) and shares issuable to officers, directors and employees upon reaching certain milestones.

Source: Company CFO and internal data and SEC Filings 10K, 10Q and S-1.


Developing Significant Oil & Gas Assets

CIRCLESTAR ENERGY

Circle Star Energy Corp. (OTCBB:CRCL)

7065 Confederate Park Road, Suite 102
Forth Worth, Texas 76108
Corporate Website: www.circlestarenergy.com

For additional questions or comments, please contact:
Jeffrey Johnson – Chief Executive Officer
jjohnson@circlestarenergy.com
(817) 744-8502

Company's Registration Statement can be found at:
http://www.sec.gov/Archives/edgar/data/1439971/000118518513000097/circlestar-s1a010913.htm